UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

___________________

TK Star Design, Inc

(Exact name of registrant as specified in its charter)

___________________

Nevada

(State or other jurisdiction of incorporation)

333-156457	04-3626788
(Commission File Number)	(I.R.S. employer identification No.)

25-26F Wanxiang Enterprise Building,

No.70 Station North Road,

Changsha, Hunan Province,

China, Postal Code: 410001

+86 731 89970899
(Address and Telephone Number of Registrant)
___________________

Bernard & Yam, LLP
Attention: Bin Zhou, Esq.
401 Broadway Suite 1708
New York, NY 10013
Tel: 212-219-7783
Fax: 212-219-3604
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of Registrant)
___________________

Common Stock, $ 0.001 par value
(Title and Class of Securities registered pursuant to Section 12(g) of the Act)

July 20, 2011

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

TK Star Design, Inc
25-26F Wanxiang Enterprise Building,

No.70 Station North Road,

Changsha, Hunan Province,

China, Postal Code: 410001

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and
Securities and Exchange Commission Rule 14f-1

Notice of Change in the
Majority of the Board of Directors

July 20, 2011

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of TK Star Design, Inc, a Nevada corporation (the "Company"), at the close of business on July 20, 2011, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about July 20, 2011.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On July 20, 2011, Company entered into a Share Exchange Agreement with Phoenix International (China) Limited Company, a company organized under the laws of Hong Kong (“Phoenix International”), and Guolin Yang, Hongdong Xu, Zhenping Wang, and Jun Liang, who are shareholders of Phoenix International (collectively, the “Phoenix International Shareholders”) (the “Share Exchange Agreement”).  Pursuant to the terms of the Share Exchange Agreement, Company agreed to acquire all of the issued and outstanding shares of Phoenix International from the Phoenix International Shareholders in exchange for the issuance by Company to the Phoenix International Shareholders of an aggregate of 36,351,500  newly-issued shares of common stock of Company, $ 0.001 par value per share (the “Share Exchange”), which, upon completion of the transactions contemplated by the Share Exchange Agreement, will constitute controlling majority of Company’s issued and outstanding shares of common stock.  Upon consummation of the Share Exchange, Phoenix International will become a wholly-owned subsidiary of Company.

In connection with the above described share exchange agreement, Thomas P. Kinney resigned as an Chief Executive Officer, Chief Financial Officer and President, effective immediately upon closing of Share Exchange Agreement, and resigned as a Director, Chairman of the Board, Secretary of the Board and Treasurer of the Board, effective on the 10th day after an Information Statement (the “Information Statement”) has been filed and distributed to our stockholders in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors.  Terry Kowalsky resigned as a director, effective on the 10th day after such Information Statement has been filed and distributed to our stockholders.

Guolin Yang was named the President and Chief Executive Officer, effective immediately upon closing of Share Exchange Agreement and was named Chairman of the Board, Secretary of the Board, Treasurer of the Board and the Director, effective on the 10th day after such Information Statement has been filed and distributed to our stockholders.

Jun Liang was named the Chief Financial Officer and Chief Strategic Officer, effective immediately upon closing of Share Exchange Agreement and was named the Director, effective on the 10th day after this Information Statement has been distributed to our stockholders.

Hongdong Xu was named the Chief Operation Officer, effective immediately upon closing of Share Exchange Agreement, and was named the Director, effective on the 10th day after this Information Statement has been distributed to our stockholders

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 99,000,000 shares of common stock, par value $0.001 per share, of which 43,485,700common shares are issued and outstanding, 1,000,000 shares of preferred stock, par value $ 0.001, none is issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information regarding the directors and executive officers of the Company prior to the share exchange transaction.

Name	Age	Title
Thomas P. Kinney	52	President, CEO, CFO and chairman
Terry Kowalsky	47	Director

Thomas P. Kinney founded us as an unincorporated business in 1980 and has been involved in various aspects of the gym equipment business ever since. He has been employed in this role as a sole owner consistently since 1980.

Terry Kowalsky became a director in November 2008. He has owned and managed local gyms for 15 years. From March 1999 to February 2006, he was general manager of the New York Sports Club, a privately-owned gym in Croton, NY. Since March 2006 he has been a nuclear security officer for Entergy in Buchanan, NY.

The following sets forth information regarding the new directors and executive officers of the Company.

Name	Age	Title
Guolin Yang	38	President, CEO, and Chairman and Director
Jun Liang	44	CFO, CSO, Director
Hongdong Xu	36	COO, Director

Guolin Yang served as the Vice President of Real Estate Newspaper at Hunan Reporter Branch and Assistant Director of Reference Information Newspaper Hunan Branch, General Manager of Sanding Investment Company, adjunct professor of Hunan University, adjunct professor, vice chairman of Hunan Automobile Profession Association, Council Executive of Hunan Province Advertisement Association, vice president of Hunan Advertisement Education Council. He formed North Latitude in 2003 and formed Beichen in 2008.

Jun Liang has a bachelor’s degree in Public Relations and a Master’s degree in Business Administration. He also serves as executive member of the council and assistant deputy secretary-general of Chinese Plan Association; He is a certified senior planner; certified senior photographer and certified senior media operator. He participated and co-founded Changsha TV politics and law channel and founded the second Chinese digital wireless multimedia – Changsha Mobile TV. He is a successful journalist and Deputy Director of Changsha TV politics and law channel and news channel. He has been in charge of advertisement management for over ten years and hosted promotional events for D.B.E. Jewelry, Guangzhou Baiyun Mountain Drug Manufacture – Zhengqing Drugs and etc; He won many awards from National Broadcast and Television Bureau, Ministry of Justice, Broadcast and TV Association, Chinese Advertisement Association. He received Annual National Advertising People Silver award and Bronze award. He planned large-scale concerts and shows such as “Faye Wong Changsha Concert”, Guangxi Bama Second International Longevity Tourism Culture Festival.

Hongdong Xu has a bachelor’s degree in Law. He is a senior media advertisement operator. He was the manager of Hunan Louyuan Advertisement Company, the Media Supervisor General, Chief Customer Officer and Vice General Manager of Hunan Lucky Star Advertising Company. He has strong connection with Hunan Satellite TV, Hunan Economic TV, Changsha TV News Channel and Changsha Mobile TV. Mr. Xu, with his many years of experience in the industry and established good service relationships with customers who owns more than 1 billion capital assets and over tens of millions in advertising spending, among them are SEVEN Brands, Huangye Bing-Lang, WangBuLiao Apparel and etc. He formed Zhongte in 2003.

To the knowledge of us, no executive officer or director has been involved in the last five years in any of the following:

Any bankruptcy petition filed by or against any business or property of such person, or of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

Being the subject of or a party to any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail, fraud, wire fraud or fraud in connection with any business entity; or

Being the subject of or a party to any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act, any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

FAMILY RELATIONSHIPS

There are no family relationships among any of the Company's directors and officers or the new directors.

VOTING CONTROL AND MANAGEMENT

Pre-Transaction Beneficial Ownership Structure and Principal Shareholders

The following table sets forth certain information as of July 20, 2011, prior to the consummation of the share exchange transaction, with respect to the ownership of common stock by the directors and executive officers of the Company, and each person known by the Company to be the owner of five percent or more of the common stock of the Company.

Name and Address of Beneficial Owner (a)	Number of Shares Beneficially Owned (b)	Percent of Class

Thomas P. Kinney	10,500,000	93.3%
Terry Kowalsky	65,000 (d)	0.6%

Officers and Directors as a group (2 members)	10,565,000 (c)	93.9%
(a) The address for each person is 220 Dupont Avenue, Newburgh, NY 12540

(b) Unless otherwise indicated, TK Star believes that all persons named in the table have sole voting and investment power with respect to all shares of the common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

(c) SEC Release 33-4819 states, in part, that a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. The number of shares indicated as being owned by all officers and directors takes this into account. Nevertheless, both Terry Kowalsky and his spouse Catherine Kowalsky disclaim any beneficial interest in or control over any of those shares owned by the other, other than that which may be attributed to each of them by operation of law.

(d) Does not include 10,000 shares owned by Catherine E. Kowalsky, spouse of Terry Kowalsky, a Company director. Mr. Kowalsky disclaims any beneficial interest in or control over any of such 10,000 shares other than that which may be attributed to him by operation of law.

Post-Transaction Beneficial Ownership Structure and Principal Shareholders:

The following table sets forth certain information as of July 20, 2011, upon the consummation of the share exchange transaction, with respect to the ownership of common stock by the directors and executive officers of the Company, and each person known by the Company to be the owner of five percent or more of the common stock of the Company.

Name and Address of Beneficial Owners (a)	Amount and Nature of	Percent of Class (b)
	Beneficial Ownership

Directors and Executive Officers

Guolin Yang Director, Chairman of the Board President, CEO 25-26F Wanxiang Enterprise Building, No.70 Station North Road, Changsha, Hunan Province, China, Postal Code: 410001	17,873,934	41.10%

Jun Liang Director, CFO, CSO 25-26F Wanxiang Enterprise Building, No.70 Station North Road, Changsha, Hunan Province, China, Postal Code: 410001	10,163,610	23.37%

Hongdong Xu Director, COO	7,009,386	16.12%

25-26F Wanxiang Enterprise Building, No.70 Station North Road, Changsha, Hunan Province, China, Postal Code: 410001

Officers and Directors as a group	35,046,930	80.59%

Greater Than 5% Shareholders

Guolin Yang 25-26F Wanxiang Enterprise Building, No.70 Station North Road, Changsha, Hunan Province, China, Postal Code: 410001	17,873,934	41.10%

Jun Liang 25-26F Wanxiang Enterprise Building, No.70 Station North Road, Changsha, Hunan Province, China, Postal Code: 410001	10,163,610	23.37%

Hongdong Xu	7,009,386	16.12%

25-26F Wanxiang Enterprise Building, No.70 Station North Road, Changsha, Hunan Province, China, Postal Code: 410001

Greater Than 5% Shareholders as a group	35,046,930	80.59%

(a)

Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(b)

Unless otherwise stated, each beneficial owner has sole power to vote and dispose of the shares. Based on 43,485,700 shares of Common Stock issued and Outstanding post-transaction.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We have not established any committee within the Board of Directors as of July 20, 2011

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Prior to the share exchange agreement, our office and mailing address is 220 Dupont Avenue, Newburgh, NY 12540. The space is provided to us by our President, Mr. Kinney, at a cost of $150 per month (or $1,800 per year). There is no written lease agreement. Mr. Kinney uses his own vehicle and equipment when performing work for us.

On July 20, 2011,i consideration of the cancellation of 10,496,000 shares of Company held and owned by Thomas P. Kinney under the Common Stock Purchase Agreement, on the same day, July 20, 2011, Company entered an Assignment and Assumption Agreement with Thomas P. Kinney, under which Company assigned to Thomas P. Kinney all the rights and interests in the assets and business of Company and Thomas P. Kinney assumed all Assumed Liabilities (as defined in the Assignment and Assumption Agreement) of Company.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16 REPORTING

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND OFFICERS

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal periods ended December 31, 2010 and 2009. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

Name and Principal Position	Year	Salary	Bonus	Option Awards	Total

Thomas P. Kinney	2010	$ 103,437	-	-	$ 103,437
CEO	2009	$ 129,953	-	-	$ 129,953

Mr. Kinney uses his own vehicle and equipment when performing work for us. There is no employment contract with Mr. Kinney at this time; nor are there any agreements for compensation in the future. Mr. Kinney’s compensation has not been fixed or based on any percentage calculations. He has made all decisions determining the amount and timing of his compensation and has received the level of compensation each month that permitted us to meet our obligations. Mr. Kinney’s compensation amounts will be more formalized if and when his annual compensation reaches $250,000.

Incoming Executive Officers

The following table sets forth information relating to all compensation awarded to, earned by or paid to our incoming Chairman, President and Chief Executive Officer, our incoming Chief Financial Officer and each of the other three highest paid executives, if any, whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2010 and 2009, for all services rendered in all capacities during the years ended December 31, 2010 and 2009, respectively.

Name and Principal Position	Year	Salary	Bonus	Option Awards	Total

Guolin Yang	2010	$45,000	0	0	$45,000
CEO, President	2009	$45,000	0-	0-	$45,000

Jun Liang	2010	$ 26,000	0	0	$ 26,000
CFO, CSO	2009	$ 26,000	0-	0-	$ 26,000

Hongdong Xu	2010	$ 45,000	0	0	$ 45,000
COO	2009	$ 45,000	0-	0-	$ 45,000

EMPLOYMENT AGREEMENTS

As to the former directors and officers, we did not enter into any employments with them.

As to the incoming officers and directors, in compliance with the Employment Contract Law of the PRC, we have written contracts with them for various terms.  The employment agreements include the positions, responsibilities and salaries of the respective employees, as well as the circumstances under which employment may be terminated in compliance with the Employment Contract Law of the PRC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 20, 2011	TK Star Design, Inc

/s/ Guolin Yang
Guolin Yang
President, Chief Executive Officer

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION
PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.